October 31, 2024
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Robert Augustin

Re:	LanzaTech Global, Inc.
Registration Statement Filed on Form S-3
File No. 333-279239

Post-Effective Amendment No. 5
Registration Statement Filed on Form S-1
File No. 333-269735
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, LanzaTech Global, Inc. (the “Company”) hereby respectfully requests:
1.that the effective date for Post-Effective Amendment No. 5 (the “Deregistration Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-269735) be accelerated to 4:30 p.m., Eastern Time, on November 1, 2024, or as soon as practicable thereafter; and
2.that the effective date for the Company’s Registration Statement on Form S-3 (File No. 333-279239) be accelerated to 4:31 p.m., Eastern Time, on November 1, 2024, or as soon as practicable thereafter (but in no event prior to the effectiveness of the Deregistration Amendment).
Please contact Kerry S. Burke of Covington & Burling LLP at (202) 662-5297 or kburke@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Burke by telephone when this request for acceleration has been granted.

Respectfully,

LanzaTech Global, Inc.

By:	/s/ Geoff Trukenbrod
Name:	Geoff Trukenbrod
Title:	Chief Financial Officer

cc:	Kerry S. Burke, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP